                                                     --------------------------
                                                              OMB APPROVAL
                                                     --------------------------

                           UNITED STATES             OMB Number:    3235-0058

               SECURITIES AND EXCHANGE COMMISSION    Estimated average burden
                      Washington, D.C. 20549         hours per response. . 2.50
                                                     --------------------------

                                                        -------------------
                            FORM 12B-25                   SEC FILE NUMBER

                   NOTIFICATION OF LATE FILING          -------------------
                                                        -------------------
                                                           CUSIP NUMBER

                                                        -------------------

(CHECK ONE):  / /Form 10-K  / /Form 20-F  / /Form 11-K  /X/Form 10-Q
/ /Form N-SAR

    For Period Ended:       March 31, 1996
                      __________________________
     [    ] Transition Report on Form 10-K
     [    ] Transition Report on Form 20-F
     [    ] Transition Report on Form 11-K
     [    ] Transition Report on Form 10-Q
     [    ] Transition Report on Form N-SAR
     For the Transition Period Ended: ____________________


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM, PLEASE PRINT OR TYPE.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                VERIFIED ANY INFORMATION CONTAINED HEREIN.
- --------------------------------------------------------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- --------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

                           MORRISON KNUDSEN CORPORATION
- --------------------------------------------------------------------------------
Full Name of Registrant

- --------------------------------------------------------------------------------
Former Name if Applicable

                             MORRISON KNUDSEN PLAZA
- --------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)
                               BOISE, IDAHO 83729
- --------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
               effort or expense;
    /X/   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

                                   (SEE EXHIBIT A)
                                                  (ATTACH EXTRA SHEET IF NEEDED)
                                                  SEC 1344 (11-91)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Gregg A. Crockett                        208             386-5924
- --------------------------------------------------------------------------------
               (Name)                          (Area Code)    (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
     Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
     been filed?  If answer is no, identify report(s).
                                                          /X/ Yes / / No
- --------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          /X/ Yes   / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   (SEE EXHIBIT A)
- --------------------------------------------------------------------------------

                             MORRISON KNUDSEN CORPORATION
         ----------------------------------------------------------------
                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                                      /s/ GREGG A. CROCKETT
Date        May 15, 1996                       By ______________________________
                                                   Gregg A. Crockett
                                                   Vice President and Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                      ATTENTION
      INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
- --------------------------------------------------------------------------------

                                 GENERAL INSTRUCTIONS

1. This form is required by rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                      EXHIBIT A


PART III - NARRATIVE

The registrant, whose fiscal year ended December 31, 1995, cannot file its quarterly report on Form 10-Q for the quarter ended March 31, 1996 within the prescribed time period because the registrant is continuing to compile information necessary to complete its Form 10-Q.



PART IV - OTHER INFORMATION

The registrant's results of operations for the quarter ended March 31, 1996 will reflect net income of approximately $.3 million compared to a net loss of $51.3 million for the comparable period for 1995. Operating income for the quarter ended March 31, 1996 was approximately $15 million compared to $5 million for the comparable period of 1995. However, operating income of $15 million and other income of approximately $5 million for the quarter ended March 31, 1996 were offset by substantial amounts of period expenses and finance costs.